
THAICOM

Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

April 28, 2003


03050775

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 178/2003**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2003

  Date: April 28, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 5/27



Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

April 28, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 178/2003**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2003

  Date: April 28, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 28, 2003

SSA. 178/2003

April 28, 2003

Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2003

To: The President

The Stock Exchange of Thailand

The Annual General Meeting of Shareholders of Shin Satellite Public Company Limited (the "Company") has resolved in the meeting held on April 28, 2003 the Presentation meeting room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi on the following matters:

1. Certified the Minutes of the Annual General Meeting of Shareholders held on April 29, 2003.

2. Approved the Board of Directors' report for the fiscal year 2002.

3. Approved the balance sheets, statement of income, and cash flow statements of the year 2002 ended December 31, 2002.

4. Approved the appointment of directors replacing those retired by rotation, determined the authorized signatories of the Company, and the directors' remuneration for the fiscal year 2003 as follows:

4.1 The rotated directors are as follows:
- Mr. Paron Israsena
- Mr. Hiran Radeesri
- Mrs. Nillaya Malakul Na Ayudhaya

The rotated directors being re-elected are as follows:
- Mr. Paron Israsena
- Mr. Hiran Radeesri
- Mrs. Nillaya Malakul Na Ayudhaya

The members of the Board of Directors will be as follows:

- Mr. Paron Israsena	Chairman of the Board of Director
- Mr. Rianchai Reowvilaisuk	Vice Chairman of the Board of Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mrs. Siripen Sitasuwan	Director
- Mrs. Nongluck Phinainitisart (Ph.D.)	Director
- Mr. Hiran Radeesri	Chairman of the Audit Committee
- Mrs. Nillaya Malakul Na Ayudhaya	Member of the Audit Committee
- Mrs. Charintorn Vongspootorn	Member of the Audit Committee

4.2 The authorized signatories are as follows:
"Mr. Dumrong Kasemset (Ph.D.), Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

4.3 The directors' remuneration for the fiscal year 2003 is up to Baht 5,000,000. Such remuneration shall consist of salary, bonus, welfare, provident fund and meeting allowance.

The meeting allowance for the Board meeting shall be paid at the rate of Baht 20,000 each to the director who represents the Ministry of Communications (now the Ministry of Information and Communications Technologies) and to independent directors of the Company. In addition, the independent directors who are also members of sub-committees of the Company shall also receive another Baht 20,000 except in the case of independent directors who are the chairman of sub-committees shall be paid Baht 25,000 for attending sub-committee meeting.

5. Approved the appointment of three auditors of PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the year ended 2003 as follows:

- Mr. Suchart Luengsurasawat	CPA. No. 2807
- Miss Nangnoi Charoenthavesub	CPA. No. 3044
- Mr. Prasan Chuaphanich	CPA. No. 3051

Any one being authorized to conduct the audit and express an opinion on the annual financial statements of the company. In the absence of the above named auditors, PricewaterhouseCoopers ABAS Limited is authorized to identify one other Certified Public Accountant with PricewaterhouseCoopers ABAS Limited to carry out the work with the Audit fee of the financial statements for the year ended December 31, 2003 amounting to Baht 650,000 and the interim financial statements of quarters amounting Baht 1,340,000 totaling Baht 1,990,000.

6. Approved the appropriation of profit for the legal reserve of Baht 29 million and omission of the distribution of dividend to shareholders for the fiscal year beginning January 1, 2002 to December 31, 2002 because the Company has recently operated IPSTAR Project which needs a large amount of investment capital.

7. Approved the issuance and offering of warrants 4,400,100 units to purchase ordinary shares to directors, employees and advisors of the Company, equivalent to 1.01 percent of the total paid-up capital of the Company (ESOP Grant II).

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified.
Total Number of Warrants to be Offered	4,400,100 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	4,400,100 shares (at the par value of Baht 10), or 1.01 of the total paid-up shares.

Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting, Baht 12.84 per share.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors, employees and advisors could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Second Year — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Third Year — Directors, employees and advisors are entitled to exercise the remainder of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants have expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such

	fraction will be exercisable at the last exercise of rights.
<u>Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares</u>	-None-

However, the Executive Committee or the person that is authorized from the Board of Director empower to consider and determine any other details regarding the issuance of the Warrants including the process to obtain the approval from the related until and any other authority to undertake any action necessary and related to such issuance of the warrants.

8. Approved the allotment of 4,400,100 ordinary shares, at the par value Baht 10 each, to reserve for the exercise of warrants under the ESOP Grant II.

   However, the Executive Committee or the person that is authorized from the Board of Director empower to consider and determine any other details regarding the issuance of the Warrants including the process to obtain the approval from the related until and any other authority to undertake any action necessary and related to such issuance of the warrants including the registration of the capital increase in the Stock Exchange of Thailand.

9. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors, employees and advisors who are eligible to be allocated of warrants exceeding 5% of the total ESOP Grant II. These directors, employees and advisors are:

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	1,235,200	28.07
2. Dr. Nongluck Phinainitisart Director and the Executive Committee	637,100	14.48
3. Mr. Paiboon Panuwattanawong Vice President – IPSTAR Operation (Director of subsidiary)	527,300	11.98

10. Approved the amendment to the terms and conditions of ESOP Grant I in order to comply with the ESOP Grant II. Details of Grant I amendments are that any director, employee or advisor resign from the Company due to the Company's order of transfer or is no longer a director, employee or advisor of the Company by reason of death, disappearance, infirmity, or incompetence, such director, employee or advisor shall be entitled to exercise their warrants until the end of the term of the warrants in stead of the existing details of Grant I in which such director, employee or advisor will be entitled to exercise their warrants **only** the allowed portion and is **not** entitled to_exercise their warrants to purchase the remaining ordinary shares that are not due. These amendments become effective on March 27, 2002 which was the issuing and offering date of ESOP Grant I.